Filed Pursuant to Rule 433
                                                         File No.: 333-130390-04

August 8, 2007

UPDATE No. 1 to the CMBS New Issue Term Sheet Free Writing Prospectus dated July 23, 2007 (the "Term Sheet FWP") and the Free Writing Prospectus dated July 23, 2007 (the "July 23 FWP").

Capitalized terms used herein but not defined herein will have such meanings ascribed to them in the July 23 FWP.

Deutsche Mortgage & Asset Receiving Corporation, Commercial Mortgage Pass-Through Certificates, Series COMM 2007-C9

STRUCTURE UPDATE

The Deutsche Mortgage Asset & Receiving Corporation Commercial Mortgage Pass-Through Certificates, Series COMM 2007-C9 will no longer include a single class of interest-only certificates, the Class X Certificates, and will instead include two classes of interest-only certificates, the Class XP Certificates and the Class XS Certificates.

The Class XS and Class XP Certificates will not have principal balances. Only the Class XP Certificates will be registered with the Securities and Exchange Commission and publicly offered pursuant to the Prospectus Supplement (as defined below). The Class XS Certificates will be exempt from the registration requirements of the Securities Act of 1933.

It is a condition to the issuance of the Class XS and Class XP Certificates that each such Class of Certificates be rated "Aaa" by Moody's and "AAA" by S&P.

The Class XP Certificates will be issued in book-entry form in minimum denominations of $1,000,000, and in multiples of $1 in excess thereof.

Notional Balances of the Class XS and Class XP Certificates

The Class XS and Class XP Certificates will each have a notional balance (the "Notional Balance"), which is used solely for the purpose of determining the amount of interest to be distributed on such certificates and does not represent the right to receive any distributions of principal.

The Notional Balance of the Class XS Certificates will equal the aggregate Certificate Balances of the Class A-1, Class A-2, Class A-3, Class A-AB, Class A-4, Class A-1A, Class AM, Class AJ, Class B, Class C, Class D, Class E, Class F, Class G, Class H, Class J, Class K, Class L, Class M, Class N, Class O, Class P, Class Q and Class S Certificates, the Class AM-FL Regular Interest and the Class AJ-FL Regular Interest outstanding from time to time. The total initial notional balance of the Class XS Certificates will be approximately $2,885,522,797, although it may be as much as 5.0% larger or smaller.

The Notional Balance of the Class XP Certificates from time to time will equal the sum of the components of the Class XP Certificates (each, a "Class XP Component"). Each of the Class XP

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Components will relate to a particular Class of Sequential Pay Certificates
(other than the Class AM-FL Certificates and Class AJ-FL Certificates), the Class AM-FL Regular Interest and the Class AJ-FL Regular Interest and, at any time during any of the periods specified on Annex H to the Prospectus Supplement relating to the Certificates (the "Prospectus Supplement"), will equal the lesser of (a) the specific amount identified in the table on Annex H to the Prospectus Supplement with respect to the related Class of Sequential Pay Certificates (other than the Class AM-FL Certificates and Class AJ-FL Certificates), Class AM-FL Regular Interest or Class AJ-FL Regular Interest for that period and (b) the then Certificate Balance of the related Class of Sequential Pay Certificates (other than the Class AM-FL Certificates and Class AJ-FL Certificates), the Class AM-FL Regular Interest or the Class AJ-FL Regular Interest. Notwithstanding anything to the contrary in this free writing prospectus, the Notional Amount of the Class XP Certificates will be $0 following a certain Distribution Date to be set forth in the Prospectus Supplement. The initial Notional Amount of the Class XP Certificates will be set forth in the Prospectus Supplement.

The Notional Balances of the Class XP and the Class XS Certificates will not include the Certificate Balance of the Class E57 Certificates.

The Notional Balances of the Class XS and Class XP Certificates will be reduced to reflect reductions in the Certificate Balances of the Classes of Sequential Pay Certificates (other than the Class AM-FL Certificates and Class AJ-FL Certificates), the Class AM-FL Regular Interest and the Class AJ-FL Regular Interest that are included in the calculation of such Notional Balances, as set forth above, as a result of write-offs in respect of final recovery determinations in respect of liquidation of defaulted Mortgage Loans.

Pass-Through Rates of the Class XS and Class XP Certificates

The Pass-Through Rate applicable to the Class XS Certificates for the initial Distribution Date will equal a per annum rate to be set forth in the Prospectus Supplement. The Pass-Through Rate applicable to the Class XS Certificates for each Distribution Date subsequent to the initial Distribution Date will equal the weighted average of the respective strip rates (the "Class XS Strip Rates") at which interest accrues from time to time on the respective components of the total Notional Balance of the Class XS Certificates outstanding immediately prior to the related Distribution Date (weighted on the basis of the respective balances of such components outstanding immediately prior to such Distribution
Date). Each of those components will be comprised of all or a designated portion of the Certificate Balance of one of the Classes of the Sequential Pay Certificates (other than the Class AM-FL Certificates and Class AJ-FL Certificates), the Class AM-FL Regular Interest and the Class AJ-FL Regular Interest. In general, the Certificate Balance of each Class of Sequential Pay Certificates (other than the Class AM-FL Certificates and Class AJ-FL Certificates), the Class AM-FL Regular Interest and the Class AJ-FL Regular Interest will constitute a separate component of the total Notional Balance of the Class XS Certificates; provided that, if a portion, but not all, of the Certificate Balance of any particular Class of Sequential Pay Certificates (other than the Class AM-FL Certificates and Class AJ-FL Certificates), the Class AM-FL Regular Interest and the Class AJ-FL Regular Interest is identified under the definition of Notional Balance, as described above, as being part of the total Notional Balance of the Class XP Certificates immediately prior to any Distribution Date, then that identified portion of such Certificate Balance will also represent a separate

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component of the total Notional Balance of the Class XS Certificates for purposes of calculating the accrual of interest for the related Distribution Date, and the remaining portion of such Certificate Balance will represent a separate component of the Class XS Certificates for purposes of calculating the accrual of interest for the related Distribution Date. For any Distribution Date occurring in or before a certain Distribution Date to be set forth in the Prospectus Supplement, on any particular component of the total Notional Balance of the Class XS Certificates immediately prior to the related Distribution Date, the applicable Class XS Strip Rate will be calculated as follows:

      o if such particular component consists of the entire Certificate Balance of any Class of Sequential Pay Certificates (other than the Class AM-FL Certificates and Class AJ-FL Certificates), the Class AM-FL Regular Interest or the Class AJ-FL Regular Interest, and if such Certificate Balance also constitutes, in its entirety, a component of the total Notional Balance of the Class XP Certificates immediately prior to the related Distribution Date, then the applicable Class XS Strip Rate will equal the excess, if any, of (a) the Weighted Average Net Mortgage Pass-Through Rate for such Distribution Date, over (b) (x) with respect to the components relating to one or more Classes of Sequential Pay Certificates (other than the Class AM-FL Certificates and Class AJ-FL Certificates), the Class AM-FL Regular Interest or the Class AJ-FL Regular Interest to be set forth in the Prospectus Supplement, the sum of (i) the Class XP Fixed Strip Rate for the applicable Class XP Component and (ii) the Pass-Through Rate in effect on such Distribution Date for such Class of Sequential Pay Certificates (other than the Class AM-FL Certificates and Class AJ-FL Certificates), the Class AM-FL Regular Interest or the Class AJ-FL Regular Interest to be set forth in the Prospectus Supplement and
            (y) for each other applicable Class of Sequential Pay Certificates (other than the Class AM-FL Certificates and Class AJ-FL Certificates), the Class AM-FL Regular Interest or the Class AJ-FL Regular Interest the greater of (i) the rate per annum corresponding to such Distribution Date as set forth on Annex E to the Prospectus Supplement and (ii) the Pass-Through Rate for such Distribution Date for such Class of Sequential Pay Certificates (other than the Class AM-FL Certificates and Class AJ-FL Certificates), the Class AM-FL Regular Interest or the Class AJ-FL Regular Interest;

      o if such particular component consists of a designated portion (but not all) of the Certificate Balance of any Class of Sequential Pay Certificates (other than the Class AM-FL Certificates and Class AJ-FL Certificates), the Class AM-FL Regular Interest or the Class AJ-FL Regular Interest, and if such designated portion of such Certificate Balance also constitutes a component of the total Notional Balance of the Class XP Certificates immediately prior to the related Distribution Date, then the applicable Class XS Strip Rate will equal the excess, if any, of (a) the Weighted Average Net Mortgage Pass-Through Rate for such Distribution Date, over (b) (x) with respect to the components relating to one or more Classes of Sequential Pay Certificates (other than the Class AM-FL Certificates and Class AJ-FL Certificates), the Class AM-FL Regular Interest or the Class AJ-FL Regular Interest to be set forth in the Prospectus Supplement, the

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

            sum of (i) the Class XP Fixed Strip Rate for the applicable Class XP component and (ii) the Pass-Through Rate in effect on such Distribution Date for such Class of Sequential Pay Certificates (other than the Class AM-FL Certificates and Class AJ-FL Certificates), Class AM-FL Regular Interest or Class AJ-FL Regular Interest to be set forth in the Prospectus Supplement and (y) for each other applicable Class of Sequential Pay Certificates (other than the Class AM-FL Certificates and Class AJ-FL Certificates), the Class AM-FL Regular Interest or the Class AJ-FL Regular Interest the greater of (i) the rate per annum corresponding to such Distribution Date as set forth on Annex G to the Prospectus Supplement and (ii) the Pass-Through Rate for such Distribution Date for such Class of Sequential Pay Certificates (other than the Class AM-FL Certificates and Class AJ-FL Certificates), Class AM-FL Regular Interest or Class AJ-FL Regular Interest;

      o if such particular component consists of the entire Certificate Balance of any Class of Sequential Pay Certificates (other than the Class AM-FL Certificates and Class AJ-FL Certificates), Class AM-FL Regular Interest or Class AJ-FL Regular Interest, and if such Certificate Balance does not, in whole or in part, also constitute a component of the total Notional Balance of the Class XP Certificates immediately prior to the related Distribution Date, then the applicable Class XS Strip Rate will equal the excess, if any, of (a) the Weighted Average Net Mortgage Pass-Through Rate for such Distribution Date, over (b) the Pass-Through Rate for such Distribution Date for such Class of Sequential Pay Certificates (other than the Class AM-FL Certificates and Class AJ-FL Certificates), Class AM-FL Regular Interest or Class AJ-FL Regular Interest; and

      o if such particular component consists of a designated portion (but not all) of the Certificate Balance of any Class of Sequential Pay Certificates (other than the Class AM-FL Certificates and Class AJ-FL Certificates), the Class AM-FL Regular Interest or the Class AJ-FL Regular Interest, and if such designated portion of such Certificate Balance does not also constitute a component of the total Notional Balance of the Class XP Certificates immediately prior to the related Distribution Date, then the applicable Class XS Strip Rate will equal the excess, if any, of (a) the Weighted Average Net Mortgage Pass-Through Rate for such Distribution Date, over (b) the Pass-Through Rate for such Distribution Date for such Class of Sequential Pay Certificates (other than the Class AM-FL Certificates and Class AJ-FL Certificates), Class AM-FL Regular Interest or Class AJ-FL Regular Interest.

For any Distribution Date occurring after a date to be set forth in the Prospectus Supplement, the Certificate Balance of each Class of Sequential Pay Certificates (other than the Class AM-FL Certificates and Class AJ-FL Certificates), the Class AM-FL Regular Interest and the Class AJ-FL Regular Interest will constitute a separate component of the total Notional Balance of the Class XS Certificates, and the applicable Class XS Strip Rate with respect to each such component for each such Distribution Date will equal the excess, if any, of (a) the Weighted Average Net Mortgage Pass-Through Rate for such Distribution Date, over (b) the Pass-Through Rate for such Distribution Date for such Class of Sequential Pay Certificates (other than the

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

Class AM-FL Certificates and Class AJ-FL Certificates), Class AM-FL Regular Interest or Class AJ-FL Regular Interest. Under no circumstances will the Class XS Strip Rate be less than zero.

The Pass-Through Rate applicable to the Class XP Certificates for the initial Distribution Date will be a per annum rate set forth in the Prospectus Supplement. The Pass-Through Rate applicable to the Class XP Certificates for each Distribution Date subsequent to the initial Distribution Date and on or before a certain Distribution Date set forth in the Prospectus Supplement will equal the weighted average of the respective strip rates (the "Class XP Strip Rates") at which interest accrues from time to time on the respective components of the total Notional Balance of the Class XP Certificates outstanding immediately prior to the related Distribution Date (weighted on the basis of the respective balances of such components outstanding immediately prior to such Distribution Date). Each of those components will be comprised of all or a designated portion of the Certificate Balance of a specified Class of Sequential Pay Certificates (other than the Class AM-FL Certificates and Class AJ-FL Certificates), the Class AM-FL Regular Interest and the Class AJ-FL Regular Interest. If all or a designated portion of the Certificate Balance of any such Class of Sequential Pay Certificates (other than the Class AM-FL Certificates and Class AJ-FL Certificates), Class AM-FL Regular Interest or Class AJ-FL Regular Interest is identified under the definition of Notional Balance, as described above, as being part of the total Notional Balance of the Class XP Certificates immediately prior to any Distribution Date, then that Certificate Balance (or designated portion thereof) will represent one or more components of the total Notional Balance of the Class XP Certificate for purposes of calculating the accrual of interest for the related Distribution Date. For any Distribution Date occurring on or before a certain Distribution Date to be set forth in the Prospectus Supplement, on any particular component of the total Notional Balance of the Class XP Certificates immediately prior to the related Distribution Date, the applicable Class XP Strip Rate will equal a per annum rate with respect to the components relating to a Class of Sequential Pay Certificates (other than the Class AM-FL Certificates and Class AJ-FL Certificates), the Class AM-FL Regular Interest and the Class AJ-FL Regular Interest to be set forth in the Prospectus Supplement (each, a "Class XP Fixed Strip Rate") and (b) with respect to each other applicable Class of Sequential Pay Certificates (other than the Class AM-FL Certificates and Class AJ-FL Certificates), the Class AM-FL Regular Interest and the Class AJ-FL Regular Interest having a Certificate Balance (or a designated portion thereof) that comprises such component, the excess, if any, of:

      o the lesser of (a) the rate per annum corresponding to such Distribution Date as set forth on Annex G attached hereto and (b) the Weighted Average Net Mortgage Pass-Through Rate for such Distribution Date, over

      o the Pass-Through Rate for such Distribution Date for the Class of Sequential Pay Certificates (other than the Class AM-FL Certificates and Class AJ-FL Certificates), the Class AM-FL Regular Interest or the Class AJ-FL Regular Interest whose Certificate Balance, or a designated portion thereof, comprises such component.

Distribution of Interest

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

On each Distribution Date, prior to the Crossover Date, the Available Funds for such Distribution Date will be distributed to pay interest, pro rata,

      o on the Class A-1, Class A-2A, Class A-2B, Class A-3, Class A-AB and Class A-4 Certificates from the Available Funds for such Distribution Date attributable to Mortgage Loans in Loan Group 1 up to an amount equal to the aggregate Interest Accrual Amount for those Classes, in each case in accordance with their respective interest entitlements,

      o on the Class A-1A Certificates from the portion of the Available Funds for such Distribution Date attributable to Mortgage Loans in Loan Group 2 up to an amount equal to the Interest Accrual Amount for such Class, and

      o on the Class XS and Class XP Certificates, pro rata, from the Available Funds for such Distribution Date up to an amount equal to the Interest Accrual Amount for each such Class;

provided, however, if on any Distribution Date, the Available Funds (or applicable portion thereof) are insufficient to pay in full the total amount of interest to be paid to any of the Classes described in this clause First, the Available Funds for such Distribution Date will be allocated among all those Classes pro rata, in accordance with their respective interest entitlements.

Prepayment Premiums and Yield Maintenance Charges

Prior to a certain Distribution Date to be set forth in the Prospectus Supplement, any Yield Maintenance Charges or Prepayment Premiums collected during the related Collection Period remaining after such distributions will be distributed to the holders of the Class XS Certificates and to the holders of the Class XP Certificates in proportional amounts to be set forth in the Prospectus Supplement. After a certain Distribution Date to be set forth in the Prospectus Supplement, Yield Maintenance Charges or Prepayment Premiums collected during the related Collection Period remaining after such distributions will be distributed 100% to the Class XS Certificates.

Weighted Average Life Yield Sensitivity of the Class XP Certificates

The yield to maturity of the Class XP Certificates will be especially sensitive to the prepayment, repurchase, default and loss experience on the Mortgage Loans, which prepayment, repurchase, default and loss experience may fluctuate significantly from time to time. A rapid rate of principal payments will have a material negative effect on the yield to maturity of the Class XP Certificates. There can be no assurance that the Mortgage Loans will prepay at any particular rate. Prospective investors in the Class XP Certificates should fully consider the associated risks, including the risk that such investors may not fully recover their initial investment.

A table to be set forth in the Prospectus Supplement will indicate the sensitivity of the pre-tax yield to maturity on the Class XP Certificates to various CPR percentages on the Mortgage Loans by projecting the monthly aggregate payments of interest on the Class XP Certificates and computing the corresponding pre-tax yields to maturity on a corporate bond equivalent basis,

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

based on the Modeling Assumptions. It was further assumed that the purchase price of the Class XP Certificates is as specified therein interpreted as a percentage of the Initial Notional Balance (without accrued interest). Any differences between such assumptions and the actual characteristics and performance of the Mortgage Loans and of the Class XP Certificates may result in yields being different from those shown in such table. Discrepancies between assumed and actual characteristics and performance underscore the hypothetical nature of the table, which is provided only to give a general sense of the sensitivity of yields in varying prepayment scenarios.

The pre-tax yields to be set forth in such table were calculated by determining the monthly discount rates that, when applied to the assumed streams of cash flows to be paid on the Class XP Certificates, would cause the discounted present value of such assumed stream of cash flows as of August 14, 2007 to equal the assumed aggregate purchase price plus accrued interest at the initial Pass-Through Rates for the Class XP Certificates from and including August 1, 2007 to but excluding the Closing Date, and by converting such monthly rates to semi-annual corporate bond equivalent rates. Such calculation does not take into account shortfalls in the collection of interest due to prepayments (or other liquidations) of the Mortgage Loans or the interest rates at which investors may be able to reinvest funds received by them as distributions on the Class XP Certificates (and accordingly does not purport to reflect the return on any investment in the Class XP Certificates when such reinvestment rates are considered).

Notwithstanding the assumed prepayment rates reflected in the following table, it is highly unlikely that the Mortgage Loans will be prepaid according to one particular pattern. For this reason, and because the timing of cash flows is critical to determining yields, the pre-tax yield to maturity on the Class XP Certificates is likely to differ from those shown in the table, even if all of the Mortgage Loans prepay at the indicated CPR percentages over any given time period or over the entire life of the Certificates.

There can be no assurance that the Mortgage Loans will prepay in accordance with the Modeling Assumptions at any particular rate or that the yield on the Class XP Certificates will conform to the yields described herein or in the Prospectus Supplement. Investors are urged to make their investment decisions based on the determinations as to anticipated rates of prepayment under a variety of scenarios. Investors in the Class XP Certificates should fully consider the risk that a rapid rate of prepayments on the Mortgage Loans could result in the failure of such investors to fully recover their investments.

In addition, holders of the Class XP Certificates generally have rights to relatively larger portions of interest payments on Mortgage Loans with higher Mortgage Rates; thus, the yield on the Class XP Certificates will be materially and adversely affected if the Mortgage Loans with higher Mortgage Rates prepay faster than the Mortgage Loans with lower Mortgage Rates.

Certain Federal Income Tax Considerations

It is anticipated that the Class XP Certificates will be treated as having been issued with original issue discount for federal income tax purposes in an amount equal to the excess of all expected distributions of interest on the Class XP Certificates (based on the Prepayment Assumption) over their issue price (including accrued interest). Accruing income in such a manner could result in

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

the accrual of negative amounts for certain periods in the event of faster than anticipated prepayments. Such negative amounts cannot be deducted currently but may only be offset against future accruals of income on the Class XP Certificates. However, although unclear, a holder of a Class XP Certificate may be entitled to deduct a loss to the extent that its remaining tax basis exceeds the maximum amount of future payments to which such Certificateholder would be entitled if there were no further prepayments on the Mortgage Loans. Investors in the Class XP Certificates should consult their tax advisors as to the manner in which income should be accrued on the Class XP Certificates and the timing and character of any loss that could result from an investment in the Class XP Certificates. See Certain Federal Income Tax Consequences--Federal Income Tax Consequences for REMIC Certificates" and--Taxation of Regular Certificates--Original Issue Discount" in the Prospectus.

Ratings

A security rating does not represent any assessment of the yield to maturity that investors may experience or the possibility that the holders of the Class XP Certificates might not fully recover their initial investment in the event of delinquencies or rapid prepayments of the Mortgage Loans (including both voluntary and involuntary prepayments). As described herein, the amounts payable with respect to the Class XP Certificates consist only of interest. If the entire pool were to prepay in the initial month, with the result that the Holders of Class XP Certificates receive only a single month's interest and thus suffer a nearly complete loss of their investment, all amounts "due" to such holders will nevertheless have been paid, and such result is consistent with the rating received on the Class XP Certificates. Accordingly, the ratings of the Class XP Certificates should be evaluated independently from similar ratings on other types of securities. The ratings do not address the fact that the Pass-Through Rates of any of the Offered Certificates, to the extent that they are based on the Weighted Average Net Mortgage Pass-Through Rate, may be affected by changes thereon.

=====================================

The asset-backed securities referred to in these materials, and the asset pools backing them, are subject to modification or revision (including the possibility that one or more classes of securities may be split, combined or eliminated at any time prior to issuance or availability of a final prospectus) and are offered on a "when, as and if issued" basis. You understand that, when you are considering the purchase of these securities, a contract of sale will come into being no sooner than the date on which the relevant class has been priced and we have confirmed the allocation of securities to be made to you; any "indications of interest" expressed by you, and any "soft circles" generated by us, will not create binding contractual obligations for you or us.

Because the asset-backed securities are being offered on a "when, as and if issued" basis, any such contract will terminate, by its terms, without any further obligation or liability between us, if the securities themselves, or the particular class to which the contract relates, are not issued. Because the asset-backed securities are subject to modification or revision, any such contract also is conditioned upon the understanding that no material change will occur with respect to the relevant class of securities prior to the closing date. If a material change does occur with respect to such class, our contract will terminate, by its terms, without any further obligation or liability between us (the "Automatic Termination"). If an Automatic Termination occurs, we will provide you with revised offering materials reflecting the material change and give you an opportunity to purchase such class. To indicate your interest in purchasing the class, you must communicate to us your desire to do so within such timeframe as may be designated in connection with your receipt of the revised offering materials.

The information contained in these materials may be based on assumptions regarding market conditions and other matters as reflected herein. Deutsche Bank Securities Inc. and the other underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any such assumptions will coincide with actual market conditions or events, and these materials should not be relied upon for such purposes. The underwriters and their respective affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of these materials, may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). Information in these materials is current as of the date appearing on the material only. This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement. The information in this free writing prospectus is preliminary and subject to change. Information in these materials regarding any securities discussed herein supersedes all prior information regarding such securities. These materials are not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The issuer has filed a registration statement (including a prospectus) with the SEC (registration statement file no. 333-130390) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611 or you e-mail a request to brian.trotta@db.com. The securities may not be suitable for all investors. Deutsche Bank Securities Inc. and the other underwriters and their respective affiliates may acquire, hold or sell positions in these securities, or in related derivatives, and may have an investment or commercial banking relationship with the issuer.

IRS CIRCULAR 230 NOTICE: THIS MATERIAL IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE OR LOCAL TAX PENALTIES. THIS MATERIAL IS WRITTEN AND PROVIDED BY THE UNDERWRITERS IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN. INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A

RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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